UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

KIRBY CORPORATION
(Exact name of registrant as specified in its charter)

Nevada	1-7615	74-1884980
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

55 Waugh Drive, Suite 1000
Houston, Texas 77007
(Address of principal executive offices, including zip code)

Amy D. Husted
Vice President–Legal
(713) 435-1000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act of 1934 (17 CFR 240.13p-1) for the reporting period from January 1, 2014 to December 31, 2014

Section 1—Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Introduction

Kirby Corporation (the “Company”), along with all of its subsidiaries, is committed to sourcing products in accordance with the law and expects suppliers to do the same.  The Company has designed its “conflict minerals” reporting efforts to align and comply with the conflict minerals requirements of the Dodd–Frank Wall Street Reform and Consumer Protection Act (the “Dodd–Frank Act”).  Certain terms used in this report are defined in Rule 13p-1.

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, the Company undertook inquiries to determine whether there is reason to believe that any conflict minerals that are contained in and necessary to the functionality or production of products manufactured by the Company or its subsidiaries (or contracted by the Company or its subsidiaries to be manufactured) having a completion of manufacture date in 2014 may have originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (together with the DRC, the “Covered Countries”).  “Conflict minerals” is defined in Section 1502(e)(4) of the Dodd–Frank Act to include columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives.

Description of the Company’s Reasonable Country of Origin Inquiry

The Company has designed and implemented a conflict minerals compliance plan intended to facilitate compliance with Rule 13p-1.  The Company has taken the following steps:

1.	A conflict minerals project team including internal and external resources was established and a strategy to comply with applicable legal requirements was formulated.

2.	Suppliers of parts potentially containing conflict minerals that were later included in products manufactured by the Company or its subsidiaries (or contracted by the Company or its subsidiaries to be manufactured) were identified.

3.	The identified suppliers were sent (i) the Electronic Industry Citizenship Coalition (EICC)–Global e-Sustainability Initiative (GeSI) Conflict Minerals Reporting Template (each, a “CMRT”) to request specified information regarding the inclusion of conflict minerals in the parts supplied to the Company or its subsidiaries and the country of origin thereof, and (ii) a copy of the Company’s current Conflict Minerals Policy. Each CMRT was evaluated for consistency, completeness, and accuracy and, in certain circumstances, further inquiries were made to clarify or improve the quality of the responses. Moreover, suppliers providing no response or an inadequate response were subject to additional written or oral requests for information. Information available from other sources (public and private) regarding the use and country of origin of conflict minerals in such suppliers’ parts was also obtained and reviewed.

Results of the Company’s Reasonable Country of Origin Inquiry

Based on the Company’s reasonable country of origin inquiry as described above, the Company has no reason to believe that any conflict minerals that are contained in and necessary to the functionality or production of products manufactured by the Company or its subsidiaries (or contracted by the Company or its subsidiaries to be manufactured) having a completion of manufacture date in 2014 may have originated in a Covered Country.  The Company continues to update internal processes in furtherance of continued compliance with Rule 13p-1.

Conflict Minerals Disclosure

The information in this Form SD is also available on the Company’s web site at http://www.kirbycorp.com, under the caption Conflict Minerals Disclosure in the Investor Relations section.  Other information contained on or accessible through the Company’s web site is not a part of this Form SD.

Section 2—Exhibits

Item 2.01	Exhibits

Based on the results of the Company’s reasonable country of origin inquiry, as further described above, no Conflict Minerals Report is required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

KIRBY CORPORATION

	By:	/s/ C. Andrew Smith
C. Andrew Smith
Executive Vice President and
Chief Financial Officer

Date: May 29, 2015